Filed pursuant to Rule 424(b)(3)
File No. 333-259133

PGIM PRIVATE REAL ESTATE FUND, INc.

Supplement no. 2 dated jANUARY 17, 2024

to the PRospectus dated april 28, 2023

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of PGIM Private Real Estate Fund, Inc. (the “Fund”), dated April 28, 2023 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

Series A Preferred Stock

On January 17, 2024, PGIM Private Real Estate Fund, Inc. sold 125 shares of 12.0% Series A cumulative preferred stock of the Fund, $0.001 par value per share (“Series A Preferred Stock”), at a purchase price of $1,000 per share, for aggregate gross proceeds of $125,000. Holders of the Series A Preferred Stock are entitled to a cumulative preferred dividend, payable semiannually, in an amount equal to 12.0% per annum of the $1,000 purchase price per share plus any accrued and unpaid dividends. The sale was made in a private offering pursuant to Regulation D promulgated under the Securities Act.

In connection with the offering of Series A Preferred Stock, the Fund adopted Articles Supplementary to its charter which sets forth the rights, preferences and privileges of the Series A Preferred Stock. The Fund may redeem the A Preferred Stock at any time. The redemption price for the Series A Preferred Stock is equal to the initial purchase price of $1,000 per share plus any accrued and unpaid dividends and, if such redemption occurs on or prior to December 31, 2025, a $100 per share redemption premium. Holders of the Series A Preferred Stock are entitled to elect two of the Fund’s directors and to elect a majority of the Fund’s directors if at any time dividends on the Series A Preferred Stock are unpaid in an amount equal to two full years’ dividends.